Filed by Integrated Device Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: PLX Technology, Inc.

Commission File No. 000-25699

PLX Technology Acquisition Master Q&A

Top General Questions

1.	What is being announced today?

•	Integrated Device Technology, Inc. (IDT) and PLX Technology (PLX) today announced that they have signed a definitive agreement pursuant to which IDT will acquire PLX.
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Under the terms of the agreement, unanimously approved by the boards of directors of both companies, IDT will acquire all of the outstanding shares of PLX common stock pursuant to an exchange offer, followed by a second step merger.

2.	What is the total transaction value of the deal?

•	Based on the companies’ closing stock prices on April 27, 2012, the transaction is valued at approximately $7.00 per PLX share and results in a total transaction value of approximately $330 million.

3.	What consideration will PLX shareholders receive?

•	PLX stockholders will receive (i) $3.50 in cash and (ii) 0.525 shares of IDT common stock for each PLX common share outstanding.

4.	Why is IDT doing this deal?

•	PLX will broaden IDT’s solutions for data center interconnects in cloud computing and represents an exciting expansion of IDT’s core serial switching and interface business.
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Both have complementary product sets, technologies and customer bases, and share a focus on delivering the highest-performance system-level interconnect solutions for data centers and other applications.

•	IDT will benefit from the top-line contribution of an enhanced product portfolio as well as the increased profitability provided through the added scale and expanded operating margin.
•	This transaction is aligned with IDT’s long-term strategy of expanding our core businesses through organic growth and acquisitions.

5.	When do you expect the deal to close?

The companies expect that the proposed transaction will close as early as IDT’s first fiscal quarter 2013, which is the second quarter of calendar 2012.

6.	What conditions are required to close the transaction?

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The exchange offer is subject to customary closing conditions, including the tender into the exchange offer by PLX stockholders of shares representing at least a majority of the outstanding shares of PLX common stock on a fully diluted basis, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

7.	What are the product integration plans?

•	We are developing the exact plans of integrating PCIe based products, but other products from PLX have no conflict with existing IDT products.
•	At this time, all PLX’s business related resources and products are slated to merge with IDT’s Enterprise Computing Division under Mario Montana.

8.	What gives you the confidence that you can successfully integrate PLX?

•	We are taking the integration planning very seriously and have a dedicated team focused on it.
•	Our two companies have highly complementary product sets, technologies and customer bases, so we are confident we can execute an efficient integration.
•	Our cultures are very similar and our headquarters are relatively close together.
•	We have proven success with integration with our Tundra acquisition; also a large acquisition and a major success and value contributor.

9.	What will happen to R&D as a percentage of revenue once the transaction has closed?

•	We anticipate that both R&D and SG&A expense as a percentage of sales will decline as a result of the merger, beginning in the second quarter after the closing.

10.	Is there a breakup fee? If so, how much is it?

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Subject to the requirements of the merger agreement, in the event PLX enters into an alternative transaction and terminates the merger agreement or fails to support our transaction under certain circumstances, a break-up fee will be payable. The break up fee payable in connection with a party that submits a superior proposal in connection with the go-shop process is $6.27 million. Otherwise, the breakup fee is $13.20 million.

Transaction Financials

11.	When will the deal be accretive to IDT’s earnings?

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IDT currently projects the transaction to be accretive to non-GAAP earnings by the third fiscal quarter of 2013 with more significant accretion by fiscal year 2014, in each case based on an assumed closing during the first fiscal quarter of 2013.

12.	In what areas will you achieve synergies and what is the timeline?

•	As a result of the combination, IDT anticipates it will achieve total run-rate cost synergies, excluding transaction related charges, in excess of $35 million by fiscal year 2014.

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Increased scale and expected cost savings are expected to lower combined non-GAAP operating expenses, generate significant operating margin expansion, and accelerate IDT’s timing to achieving its stated target operating model.

13.	After synergy savings, what type of EPS accretion do you expect?

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IDT currently projects the transaction to be accretive to non-GAAP earnings by the third fiscal quarter of 2013 with more significant accretion by fiscal year 2014, in each case based on an assumed closing during the first fiscal quarter of 2013.

•	We will provide more specific EPS accretion estimates as we near the close of the transaction.

14.	How will the acquisition impact revenue, gross margin and EPS?

•	We anticipate that this acquisition will add approximately $100 million of revenue per year to IDT.
•	PLX has comparable gross margins to IDT and we anticipate the acquisition to be meaningfully accretive to EPS after integration.

15.	Do you need to finance the cash portion or will you pay it out of your cash balance?

•	IDT expects to finance the cash portion of acquisition through existing cash balances and committed financing. The proposed transaction is not subject to any financing condition.

16.	Will you continue with the previously announced share repurchase program?

•	IDT has suspended share repurchases pending the outcome of this acquisition.

17.	Does IDT own any position in PLX today?

•	No.

Customers/Employees

18.	Should customers expect a change in service?

•	The only changes in service will be for the better.
•	Customers will benefit from our enhanced ability to provide a more comprehensive suite of solutions, service and support.
•	We are very focused on a seamless integration and ensuring our customers receive uninterrupted service and the full benefits of our combination.

19.	What will this mean for IDT employees?

•	It is important for you to know that it is currently business as usual, and we don’t expect there to be material changes in day-to-day business operations.
•	Today’s announcement is the first step of the closing process.

•	We expect the transaction to close as early as the second quarter of calendar year 2012, subject to customary closing conditions. Until then, we remain two separate companies.
•	We will work on the integration plan over the coming months and will share more information when it is available.

20.	What will this mean for PLX employees? What will happen to PLX’s executive team?

•	In the near term, their roles will not change.
•	We will continue to operate as two separate companies, business as usual, until the transaction closes.
•	We expect to combine the talent of both companies to put together the best possible team. There will be an integration team representing both businesses.
•	We will work on the integration plan over the coming months and will share more information when it is available.

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Additional Information

The exchange offer described herein has not yet commenced. This material is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4, as well as a Tender Offer Statement on Schedule TO, an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer (collectively, the “Exchange Offer Materials”), each to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT. In addition, PLX will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. IDT and PLX expect to mail the Exchange Offer Materials, as well as the Schedule 14D-9, to PLX stockholders. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT and PLX, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Neither PLX nor IDT is asking for stockholders to vote or soliciting proxies in connection with the exchange offer transaction at this time. Upon consummation of the offer, PLX and IDT may seek votes or proxies in connection with the proposed back-end merger from holders of PLX shares not tendered in the offer. PLX, IDT and their respective officers and directors therefore may be deemed to be participants in the solicitation of proxies from PLX’s stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of PLX is set forth in Pine’s Form 10-K/A, Amendment No. 1, in Part III thereof, which was filed with the SEC on April 27, 2012. A description of certain interests of the directors and executive officers of IDT is set forth in IDT’s proxy statement for its 2011 annual meeting, which was filed with the SEC on August 1, 2011. To the extent holdings of either company’s securities by their respective directors and certain officers have subsequently changed, such changes have been reflected on Forms 4 filed with the SEC.

Forward-Looking Statements

Certain statements above may contain forward-looking statements relating to IDT and/or PLX, including expectations for IDT’s proposed acquisition of PLX. All statements included herein concerning activities, events or developments that IDT expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: uncertainties as to the timing of the exchange offer and the subsequent merger; uncertainties as to how many of PLX’s stockholders will tender their shares of common stock in the exchange offer; the risk that competing offers or acquisition proposals will be made; the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the exchange offer or the merger may result in significant costs of defense, indemnification and liability; the risk that IDT’s or PLX’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the companies will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of IDT and PLX generally, including those set forth in the filings of IDT and PLX with the SEC from time to time, including their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date of this communication and IDT does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.